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                                                   Filed by Genzyme Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-6
                                         of the Securities Exchange Act of 1934

                                               Subject Company: Biomatrix, Inc.
                                               Registration File No.: 333-34972

                                     * * * *

Investors are urged to read the joint proxy statement/prospectus relating to the transaction described below because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission and, along with the documents incorporated by reference into that document, may be obtained free of charge, both at the commission's Web site (www.sec.gov) and from Genzyme or Biomatrix. Requests to Genzyme should be directed to One Kendall Square, Building 1400, Cambridge, Massachusetts 02139, Attn: Investor Relations,
(617) 252-7500. Requests to Biomatrix should be directed to Biomatrix, Inc., 65 Railroad Avenue, Ridgefield, New Jersey 07657, Attn: Investor Relations, (201) 945-9550.

                                     * * * *

[The following is the text of an e-mail sent to Genzyme employees.]

     MANAGEMENT URGES EMPLOYEES TO SUPPORT CREATION OF GENZYME BIOSURGERY

  THOSE HOLDING SHARES IN ANY OF GENZYME'S FOUR SERIES OF STOCK SHOULD VOTE

         As we have all learned during this fall's presidential election, every vote counts! This is especially true for the votes needed to create Genzyme Biosurgery.

         Genzyme and Biomatrix, Inc. of Ridgefield, New Jersey, are now in the final stages of a merger that will combine Genzyme Surgical Products and Genzyme Tissue Repair with Biomatrix, to create a new tracking stock division--Genzyme Biosurgery.

         The completion of the merger, a major milestone in Genzyme's 20-year history, requires a vote by Biomatrix shareholders to approve the merger and a vote by Genzyme shareholders to approve the related re-capitalization.

         On November 3, the Securities and Exchange Commission (SEC) declared the registration statement for the merger of Genzyme and Biomatrix effective. Achieving this milestone marked the completion of a crucial step in the merger process and allowed us to mail the proxy statement/prospectus to our shareholders, including our employees who own Genzyme stock. The SEC decision also enabled Genzyme to proceed in planning a special meeting of shareholders to be held on December 15, 2000.

         Biomatrix, a profitable public company with a strong portfolio of products and technologies, is a worldwide leader in the development of hyaluronan-based biomaterials for use in orthopedics and other medical applications. Its lead product, Synvisc(R), is an innovative treatment for osteoarthritic knee pain.

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         There is a natural technological and strategic fit between Biomatrix and our two divisions. As a result, the Genzyme management team strongly believes that the formation of Genzyme Biosurgery will create the critical mass to increase value for shareholders faster than if these three entities operated separately.

         "This transaction will dramatically strengthen our financial base and increase our visibility in the marketplace," said Duke Collier, president of Genzyme Surgical Products. Duke will become president of Genzyme Biosurgery upon completion of the merger. "We anticipate that the strong, self-sustaining organization created by this merger will enhance career opportunities for employees in Tissue Repair, Surgical Products, and Biomatrix by providing a platform to increase our research and development programs and expand our product portfolio. In order to make this a reality, we are asking all of our employee shareholders to please cast your votes in favor of the merger."

EMPLOYEES HOLDING SHARES IN ANY OF GENZYME'S SERIES OF STOCK URGED TO VOTE

         All Genzyme stockholders--those who hold shares of Genzyme General Stock, Tissue Repair Stock, Molecular Oncology Stock or Surgical Products Stock--are being asked to vote their shares to approve a charter amendment that will create Genzyme Biosurgery. In addition, Genzyme stockholders who own shares of Tissue Repair Stock are being asked to approve the exchange of each outstanding share of Tissue Repair Stock for 0.3352 share of Biosurgery Stock, and Genzyme stockholders who own shares of Surgical Products Stock are being asked to approve the exchange of each outstanding share of Surgical Products Stock for 0.6060 share of Biosurgery Stock.

         SHAREHOLDERS WHO OWN STOCK IN MORE THAN ONE GENZYME DIVISION--GENZYME GENERAL, SURGICAL PRODUCTS, TISSUE REPAIR, AND/OR MOLECULAR ONCOLOGY--WILL RECEIVE MORE THAN ONE PROXY FORM. IN ADDITION, SHAREHOLDERS WHO HOLD SHARES IN DIFFERENT ACCOUNTS MAY RECEIVE A PROXY FORM FOR EACH ACCOUNT.

         SHAREHOLDERS WHO DO NOT VOTE WILL IN EFFECT BE VOTING AGAINST THE CREATION OF GENZYME BIOSURGERY. IF YOU ARE A SHAREHOLDER, PLEASE BE SURE TO VOTE ALL OF THE PROXY FORMS YOU RECEIVE, EVEN IF YOU THINK YOU MAY HAVE ALREADY VOTED. ONLY ONE VOTE FOR EACH ELIGIBLE SHARE WILL BE COUNTED--YOUR VOTES WILL NOT BE COUNTED TWICE.

         By now, employee shareholders should have received the proxy statement/prospectus at home via the mail, along with a brochure describing the value of the merger to all shareholders. The brochure also explains the importance of returning a "Yes" vote as quickly as possible. You may vote by mail or telephone by following the instructions on your proxy form.

         You may also vote on the Internet at http://www.eproxyview.com/genz/. Genzyme has established this proxy voting site for the convenience of all shareholders.

         The proxy statement/prospectus and related documents, which filled 6,000 boxes and totaled nearly a quarter million pounds of freight, were mailed to shareholders beginning on November 9. At least two supplemental mailings to un-voted accounts will take place between now and December 15. On that day, Genzyme will hold a special shareholder meeting at the Residence Inn in Cambridge to conduct the votes necessary to create Genzyme Biosurgery.

         On December 7, Biomatrix will hold a special meeting of its shareholders at the Marriott Hotel in Teaneck, New Jersey, to obtain shareholder approval for the merger. The executive officers at Biomatrix, who own roughly 36 percent of the company's outstanding shares, have agreed to vote their shares in favor of the merger.

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         If approved by shareholders from each company, Genzyme Biosurgery Stock is expected to begin trading on the Nasdaq National Market(TM) system during the week before Christmas under the symbol "GZBX".

         If you have questions or need more information, please call Genzyme Shareholder Relations at 617-252-7526.

         To view the November 6 press release regarding Genzyme Biosurgery, please click here: www.genzyme.com/ir/gzsp/press/20001106.html

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This document contains forward-looking statements, including statements about the completion of the formation of Genzyme Biosurgery, the future growth and financial position of Genzyme Biosurgery, the timing for the formation of Genzyme Biosurgery, the trading of Genzyme Biosurgery stock on the Nasdaq National Market(TM) system, and shareholder value for persons who hold Genzyme Biosurgery stock. Actual results could differ materially. Factors that will impact actual results include difficulties and costs encountered in integrating the businesses, our ability to maintain and expand market penetration of approved products, competition from companies that market rival products, legislative and regulatory changes that adversely impact novel therapies, our ability to manufacture Genzyme Biosurgery products at a reasonable cost, the outcome of clinical trials, the likelihood of completing the formation of Genzyme Biosurgery prior to December 31, 2000, the likelihood of the occurrence of other risks generally associated with an acquisition and reorganization of this type, and the ability of Genzyme Biosurgery to operate its business successfully. More detailed descriptions of these and other factors that could adversely impact future results are included in the joint proxy statement/prospectus. Shareholders of Genzyme Corporation, including holders of its Genzyme General, Genzyme Tissue Repair, Genzyme Molecular Oncology and Genzyme Surgical Products common stock, are subject to the risks and uncertainties described in reports filed by Genzyme Corporation with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation Exhibit 99.2 to Genzyme's 1999 Annual Report on Form 10-K, as amended.

This document is not a substitute for the joint proxy statement/prospectus that has been mailed to Genzyme shareholders. Employees can obtain a copy free of charge, as well as copies of the documents incorporated by reference into the joint proxy statement/prospectus at the SEC's website (http://www.sec.gov) or from Genzyme or Biomatrix. We urge all employees who are shareholders to read that document because it contains important information.

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